UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

Nova North, Floor 7, 11 Bressenden Place

London SW1E 5BY, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On March 29, 2024, Arqit Quantum Inc., a Cayman Islands exempted limited liability company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with D2BW Limited, an existing shareholder beneficially owned by our Chief Executive Officer, David Williams, and our Chief Technology Officer, David Bestwick (the “Purchaser”). The Purchase Agreement provides for the sale and issuance by the Company of up to 7,586,206 of the Company’s ordinary shares, par value $0.0001 per share (the “Shares”) at a purchase price of $0.725 per Share, which was the closing market price of our shares on March 28, 2024. The purchase of the shares is conditional upon receipt of funding by D2BW Limited from the proceeds of a loan, pursuant to which it has agreed to pledge as security up to 16,200,000 ordinary shares of the Company that it currently owns (the “Loan”).  On April 15, 2024 the funding condition was satisfied in part, and 1,241,379 shares are expected to be issued on April 15, 2024 under the Purchase Agreement, with gross proceeds to the Company of approximately $900,000 before deducting expenses. The Company intends to use the net proceeds from this offering to support the growth of its channel partnerships and for general corporate purposes. Additional Shares may be purchased by D2BW Limited in one or more tranches to the extent additional funding is received under the terms of the Loan, however the receipt of funds is subject to a number of different factors outside of D2BW Limited’s control, and there can be no assurance that additional funding will be received or that D2BW Limited will purchase additional Shares under the Purchase Agreement.  The Purchase Agreement automatically terminates on June 30, 2024 with respect to any Shares not purchased by that date.  In addition, the Company has agreed in the Purchase Agreement to grant registration rights to the Purchaser with respect to the Shares purchased thereunder.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

A “shelf” registration statement on Form F-3, as amended (File Number 333-268786), relating to the offered securities was initially filed with the Securities and Exchange Commission (“SEC”) on December 14, 2022 and was declared effective on December 30, 2022. The offering of the Shares is being made only by means of a prospectus, including a prospectus supplement, forming a part of an effective registration statement. A prospectus supplement and accompanying prospectus relating to the offering of the Shares will be filed with the SEC. Electronic copies of the prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at www.sec.gov.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any Company securities, nor shall there be any sale of Company securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

A copy of the opinion of Maples & Calder (Cayman) LLP relating to the validity of the securities issued pursuant to the Purchase Agreement is filed herewith as Exhibit 5.1.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-262215 and 333-275960), Form F-3 (File No. 333-268786) and Form F-3 (File No. 333-259982).

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Maples & Calder (Cayman) LLP
10.1	Form of Securities Purchase Agreement
23.1	Consent of Maples & Calder (Cayman) LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ David Williams
Name:	David Williams
Title:	Chief Executive Officer

Date: April 15, 2024